Exhibit 99.1

FOR IMMEDIATE RELEASE

SAAB AND DRAGONWAVE UPGRADE SWEDEN’S NATIONAL SECURITY COMMUNICATION NETWORK

Nationwide network expansion follows agreement to work together addressing key vertical markets throughout the Nordic countries

Ottawa, Canada, December 9, 2013  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced an agreement with defence and security company Saab to work collaboratively on the expansion and enhancement of national security communication networks in Sweden, Norway, Finland, Denmark and Iceland. As a first step, the two companies will deploy up to 1500 DragonWave Harmony Radio links and a supportive number of Hub 800 adaptable, multi-service nodal switches to build an extensive, mission critical network covering all of Sweden, including remote locations.

“DragonWave’s proven product portfolio and Saab’s extensive experience in network planning and design makes us jointly a strong supplier of robust and secure communication networks said Mikael Falkovén,” Head of Sales, Critical System and Communication Solutions at Saab. “This first network build out in Sweden clearly demonstrates how, working together, we can jointly offer a highly functional, field-tested solution that is also easily deployed, economically viable, and tailored for deployment in countries with growing demands on their existing communications networks.”

DragonWave’s Harmony Radio offers the industry’s only software-selectable evolution from hybrid to all-IP packet networks, enabling a simple migration path from TDM to all-IP backhaul with true “zero-touch” on the existing hardware. The Harmony Hub 800 is a compact indoor unit that provides maximum flexibility for 2G, 3G and LTE traffic aggregation, incorporating 16 Gbps switching capacity and support for up to 12 radio directions in a single unit.

“Our agreement with Saab is based on a shared vision about how best to serve mission critical communication needs in this all-important vertical market in order to build national security networks that can support the next generation of applications and services,” said Peter Allen, DragonWave President and CEO. “We look forward to our ongoing work with Saab to bring the products and expertise together that can meet the requirements of any network scenario at the lowest cost of ownership and with proven functionality and reliability.”

Public Safety and Mission Critical organizations are the primary users of Sweden’s national security communications network. But other important community organizations, can also access the system in the event of exceptional incidents.

About Saab

Saab serves the global market with world-leading products, services and solutions ranging from military defence to civil security. Saab has operations and employees on all continents and constantly develops, adopts and improves new technology to meet customers’ changing needs.

For further information, please contact: Saab Press Centre, +46 (0)734 180 018, presscentre@saabgroup.com

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024